Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Concord Acquisition Corp III (the “Company”) on Amendment No. 2 to Form S-4 (File No. 333-275522) of our report dated February 27, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Concord Acquisition Corp III as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from February 18, 2021 (inception) through December 31, 2021, which report appears in the proxy statement/prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such proxy statement/prospectus.

/s/ Marcum llp

Marcum llp

Philadelphia, Pennsylvania

January 10, 2024